November 11, 2009

(VIA EDGAR and FED EX)

Ms. Sandy Eisen
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First St., N.E.
Washington, D.C.  20549

Re:           Darling International Inc.
Form 10-K for the Fiscal Year Ended
January 3, 2009, Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended
July 4, 2009, Filed August 13, 2009
File No. 1-13323

Dear Ms. Eisen:

This letter is to confirm the telephone conversation on November 9, 2009 between one of our outside counsel, Cathy Dixon of Weil Gotshal & Manges LLP, in which Ms. Dixon requested an extension of the ten business days given to Darling International Inc. (the “Company”) for responding to your comment letter of November 2, 2009.  Ms. Dixon has advised us that the Division of Corporation Finance (the “Division”) will grant the Company an additional ten business days in which to respond to the Division’s comment letter.  By our calculation, which excludes weekends and the Veteran’s Day and Thanksgiving Day holidays (respectively, November 11 and 26, 2009), the extended deadline for the Company’s submission of its response letter is Tuesday, December 1, 2009.

On behalf of the Company, thank you very much for granting an extension of the original deadline for response to the Division’s comments.  If you have any questions or comments, please don’t hesitate to call me at (972) 281-4402.

Sincerely,

/s/  John F. Sterling
John F. Sterling
Executive Vice President and General Counsel